SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL, 2013

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000

COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 11, 2013, Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) issued a press release announcing that Ventura Capital Privado S.A. de C.V. (“Ventura”), on behalf of Trust Number 1387 (the “Trust” and, collectively with Ventura, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the “Purchaser”) had extended its tender offer to purchase for cash all of the outstanding Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinarios) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”), of Maxcom, which press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

On April 11, 2013, Maxcom also issued a press release announcing that it had extended, amended and supplemented its pending debt exchange offer (the “Debt Exchange Offer”) for any and all of its outstanding 11% Senior Notes due 2014 (the “old notes”) for its Step-Up Senior Notes due 2020 (the “new notes”), which press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Recent Developments.

Maxcom’s Debt Exchange Offer has been extended three times and as a result has remained open longer than anticipated, and since the Debt Exchange Offer and the Offers have not been consummated, Maxcom has not yet received the capital contribution the Purchaser agreed to make in connection with the recapitalization contemplated by the Recapitalization Agreement between Ventura and Maxcom dated December 4, 2012 (the “Recapitalization Agreement”). During the period that the Debt Exchange Offer has remained open, Maxcom’s operational and financial viability has further deteriorated in light of not having received the capital contribution from the Purchaser. As of March 31, 2013, Maxcom’s cash and temporary investment balance was Ps. 102.9 million (US$ 8.3 million). If the Debt Exchange Offer is not consummated and Maxcom does not receive the capital contribution from the Purchaser in connection with the recapitalization contemplated by the Recapitalization Agreement, Maxcom does not expect to be able to make the coupon payment due on June 15, 2013 with respect to the old notes and Maxcom may not be able to meet other financial obligations as they come due. If this occurs, holders of the old notes and the creditors could commence involuntary bankruptcy proceedings against Maxcom in Mexico or in the United States. Maxcom currently intends to implement a restructuring if the Debt Exchange Offer is not consummated by commencing voluntary cases under Chapter 11 of the United States Bankruptcy Code through a plan of reorganization, seeking expedited confirmation of a plan of reorganization or seeking other forms of bankruptcy relief, all of which involve uncertainties, potential delays, reduced payments to all creditors (including holders of the old notes) and litigation risks.

A restructuring may be protracted and contentious and disruptive to Maxcom’s business and could materially adversely affect Maxcom’s relationships with its customers, suppliers and employees who may terminate their relationships with Maxcom. A restructuring would also cause Maxcom to incur significant legal, administrative and other professional expenses. No assurances can be given that any such restructuring will be successful or that holders of Maxcom’s debt obligations or equity securities will not have their claims or interests significantly reduced, converted into equity or eliminated. If a restructuring is not successful, Maxcom may be forced to liquidate its business and assets. The Board of Directors of Maxcom has approved the engagement of, and the Maxcom has engaged, counsel to advise it on a Chapter 11 reorganization and authorized preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of the old notes during the pendency of the Exchange Offer. A restructuring through Chapter 11, or otherwise, could have a material adverse affect on the interests of holders of the Securities, including the potential cancellation of such Securities. The Company can provide no assurance that the conditions to the Debt Exchange Offer will be satisfied.

Maxcom’s ability to continue as a going concern depends upon the consummation of the recapitalization transactions, including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on Maxcom’s ability to otherwise raise additional capital or restructure its capital structure. Maxcom may not be able to satisfy its liquidity and working capital requirements or restructure its capital structure. Although Maxcom’s consolidated financial statements do not currently include any adjustments that might result from the outcome of this uncertainty, Maxcom’s auditors may conclude there is substantial doubt as to our ability to continue as a going concern.

If the exchange offer is not consummated and we do not receive the capital contribution from the Purchaser, we currently intend to commence a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code which could materially adversely affect our business and which we believe would result in holders of the old notes receiving notes with less favorable terms than those being offered pursuant to the exchange offer.

Our operational and financial viability has further deteriorated due to our declining cash balance and in light of the fact that we have not received the capital contribution from the Purchaser given that the exchange offer has not been consummated. As of March 31, 2013, our cash and temporary investment balance was Ps.102.9 million (US$8.3 million).

If the exchange offer is not consummated and we do not receive the capital contribution from the Purchaser, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to the old notes and we may not be able to meet other financial obligations as they come due. If this occurs, holders of the old notes and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States.

As a result, if the exchange offer is not consummated we currently intend to commence a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code. Such a restructuring may be protracted and contentious and disruptive to our business and could materially adversely affect our relationships with our customers, suppliers and employees who may terminate their relationships with us. A restructuring would also cause us to incur significant legal, administrative and other professional expenses. Moreover, no assurances can be given that any such restructuring will be successful or that holders of our debt obligations or equity securities will not have their claims or interests significantly reduced, converted into equity or eliminated. If a restructuring is not successful, we may be forced to liquidate our business and assets.

In addition, a restructuring under Chapter 11 may result in holders of the old notes receiving new notes with terms that may be materially less favorable than the notes being offered pursuant to the Debt Exchange Offer.

If the Recapitalization Transactions are not completed, we may not be able to continue as a going concern.

Our previously released consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, since the date of those financial statements our operational and financial viability has further deteriorated due to our declining cash balance. As of March 31, 2013, our cash and temporary investment balance was Ps.102.9 million (US$8.3 million). The old notes, with an outstanding principal balance of $200.0 million, will mature on December 15, 2014. If the Debt Exchange Offer is not consummated and we do not receive the capital contribution from the Purchaser, we do not expect to be able to make the coupon payment due on June 15, 2013 with respect to the old notes and we may not be able to meet other financial obligations as they come due. If this occurs, holders of the old notes and our other creditors could commence involuntary bankruptcy proceedings against us in Mexico or in the United States. In addition, our business is very capital intensive and there is a significant risk that we will not have the ability to make the necessary investments in technology, infrastructure and maintenance of our network. As a result, if the Debt Exchange Offer is not consummated we currently intend to commence a voluntary restructuring under Chapter 11 of the United States Bankruptcy Code.

Based on the foregoing, our ability to continue as a going concern would depends upon our consummation of the recapitalization transactions including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on our ability to otherwise raise additional capital or restructure our capital structure.

Forward-Looking Statements

This document may include forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding the Company’s proposed recapitalization, the Company’s ability to continue operations during the pendency of a restructuring, the potential effects of a restructuring and the effects of such a restructuring on the Company’s outstanding debt and equity securities. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in the Company’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forwardlooking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.

By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: April 11, 2013
Title: General Counsel